Filed by Pivotal Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pivotal Acquisition Corp. (File No. 001-38789)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

(AMENDMENT NO. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 20, 2019

PIVOTAL ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38789	61-1898603

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller The Chrysler Building 405 Lexington Avenue, 11th Floor New York, New York	10174

(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:    212-818-8800

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one redeemable warrant	PVT.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	PVT	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	PVT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Explanatory Note

This amendment to the Current Report on Form 8-K of Pivotal Acquisition Corp. (the “Company”) filed on May 21, 2019 (the “Original 8-K”) is being filed solely to file an updated investor presentation (Exhibit 99.2), which supersedes the version previously filed with the Original 8-K. Except as set forth herein, no modifications have been made to the information contained in the Original 8-K and the Company has not updated any information contained therein to reflect any events that have occurred since the date of the Original 8-K. Accordingly, this amendment should be read in conjunction with the Original 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	Agreement and Plan of Reorganization, dated as of May 20, 2019, by and among Pivotal Acquisition Corp., Pivotal Merger Sub Corp., LD Topco, Inc. and Carlyle Equity Opportunity GP, L.P. (solely as representative of the stockholders of LD Topco, Inc.) *†

99.1	Press release dated May 20, 2019†

99.2	Investor Presentation

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Pivotal agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

†	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PIVOTAL ACQUISITION CORP.

Dated: May 22, 2019	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chief Executive Officer